SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of October, 2014

AIXTRON SE
(Translation of registrant’s name into English)

Dornkaulstr. 2
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON SE: Q3/14 Orders and Revenues Stable

Large MOCVD Order not yet reflected in Q3 Orders and Revenues

Profitability impacted by Product Launch, Sales Mix and Upfront Investments

Herzogenrath/Germany, October 28, 2014 - AIXTRON SE (ISIN DE000A0WMPJ6), a leading provider of deposition equipment to the semiconductor industry, today announced financial results for the third quarter 2014 and first nine months of 2014.

Q3/2014 Revenues amounting to EUR 45.6m were broadly stable both against the previous year and sequentially (Q3/2013: EUR 46.2m; Q2/2014: EUR 46.2m).

Q3/2014 Gross Profit amounted to EUR 6.5m and was down year-on-year and sequentially, due to lower revenues and below mentioned higher cost of sales (Q3/2013: EUR 10.6m; Q2/2014: EUR 12.6m).

Q3/2014 EBIT at EUR -17.9m was down compared to both Q3/2013 and Q2/2014, reflecting the business development in the quarter (Q3/2013: EUR 2.9m incl. unusual items; Q2/2014: EUR -10.6m).

At the end of September, AIXTRON received its largest ever multiple tool order from Chinese manufacturer San'an Optoelectronics Co., Ltd. for 50 next generation Showerhead MOCVD tools. The order is being processed and the equipment will be delivered starting in Q4/2014 and will have an impact on the Company's order intake, revenue and earnings development in future quarters. Due to the application of internal criteria before reporting an order as order intake, AIXTRON's Q3/2014 Order Intake was not yet affected and at EUR 37.6m was 5% up year-on-year and stable sequentially (Q3/2013: EUR 35.7m; Q2/2014: EUR 38.2m).

AIXTRON continues to work on increasing the Company's operating efficiencies as part of the 5-Point-Program, focusing on Supply Chain, Service, R&D and Production processes. A specific focus to improve gross margin is on the recently expanded and accelerated Design-to-Cost programs in order to reduce the cost of materials and components on a continuous basis.

Financial Highlights

	2014	2013	+/-	2014	2014	+/-
(in EUR million)	9M	9M		Q3	Q2
Revenues	135.8	131.8	3%	45.6	46.2	-1%
Gross profit	29.9	-24.8	221%	6.5	12.6	-48%
Gross margin	22%	-19%	41 pp	14%	27%	-13 pp
Operating result (EBIT)	-39.4	-83.1	53%	-17.9	-10.6	-69%
EBIT margin	-29%	-63%	34 pp	-39%	-23%	-16 pp
Net result	-43.4	-86.2	50%	-19.9	-11.6	-72%
Net result margin	-32%	-65%	33 pp	-44%	-25%	-19 pp
Net result per share - basic (EUR)	-0.39	-0.85	54%	-0.18	-0.10	-80%
Net result per share - diluted (EUR)	-0.39	-0.85	54%	-0.18	-0.10	-80%
Equipment order intake	113.5	96.1	18%	37.6	38.2	-2%
Equipment order backlog (end of period)	70.7	72.8	-3%	70.7	66.4	6%

Business Development

Utilization rates of most tier one LED chip manufacturers have recently come down. However, the imminent availability of more efficient, new MOCVD tool generations by the major equipment manufacturers could have a positive impact on the low levels of equipment demand in the market. As previously described, AIXTRON received its largest ever multiple tool order from China which will have a positive impact on order intake and revenues in future quarters.

Revenues amounting to EUR 45.6m in Q3/2014 were broadly stable both against the previous year and sequentially (Q3/2013: EUR 46.2m; Q2/2014: EUR 46.2m).

Due to a less favorable sales mix, increased customer specific support activities and a write-down of legacy components triggered by the launch of the next generation Showerhead MOCVD tool, the Company recorded higher cost of sales in Q3/2014 year-on-year and sequentially (Q3/2014: EUR 39.1m; Q3/2013: EUR 35.7m; Q2/2014: EUR 33.6m).

Consequently, this resulted in a lower Q3/2014 gross profit of EUR 6.5m year-on-year. Sequentially, gross profit was down due to lower revenues and above mentioned higher cost of sales (Q3/2013: EUR 10.6m; Q2/2014: EUR 12.6m).

The operating expenses at EUR 24.4m increased both year-on-year and sequentially, reflecting an increase in research and development expenses which was mainly due to pre-launch development costs in the area of next generation MOCVD tools as well as progress we have made in the OLED area. (Q3/2013: EUR 22.7m excluding an accrued insurance compensation; Q2/2014: EUR 23.2m).

As a result of the above mentioned development the Q3/2014 EBIT at EUR -17.9m was down compared to both Q3/2013 and Q2/2014, reflecting the business environment in the quarter (Q3/2013: EUR 2.9m; Q2/2014: EUR -10.6m).

Mainly due to a country specific tax expenses, the net result for Q3/2014 amounted to EUR -19.9m (Q3/2013: 1.6m; Q2/2014: EUR -11.6m).

AIXTRON's equipment order intake in the third quarter 2014 has not yet been affected by the aforementioned large MOCVD order and so at EUR 37.6m was up 5% year-on-year and stable sequentially (Q3/2013: EUR 35.7m; Q2/2014: EUR 38.2m).

The total equipment order backlog of EUR 70.7m as at September 30, 2014 was 3% down from the EUR 72.8m at the same point in time in 2013 and 21% higher than the 2014 opening backlog of EUR 58.1m.

The free cash flow in Q3/2014 was EUR -21.7m (Q3/2013: EUR -6.5m; Q2/2014: EUR -17.5m). This development was in line with Management expectations and was mainly due to the losses and to the scheduled increase of inventories for the next generation MOCVD tool in advance of respective customer deposits.

Cash and cash equivalents (including bank deposits with a maturity of more than three months) as of September 30, 2014 amounted to EUR 260.5m (December 31, 2013: EUR 306.3m).

Management Review

Martin Goetzeler, President & Chief Executive Officer of AIXTRON SE, comments on the execution of the largest order the Company has ever received and the development in the third quarter: "We have received this important order for our newly developed MOCVD tool from one of the world's leading LED manufacturers and the ramp-up of our production is in full swing. In the OLED area, we have recently received the crucial hardware for our Gen8 demonstration tool for the cost efficient production of large area OLEDs. Additionally, we are experiencing a pick-up in customer interest for our non-LED technologies and applications. These developments are positive examples of the progress we are making in the markets we choose to address. On the other hand, we need to acknowledge that our customers are facing very competitive industry dynamics which could lead to further consolidation and also to continued requirements for lower total cost of ownership of MOCVD equipment. Therefore it is extremely important for us to execute our 5-Point-Program to further reduce COGS and OPEX in order to secure healthy margins and to support our dedication to return to profitability in the foreseeable future".

Guidance

Management reiterates its original guidance for fiscal year 2014 made at the end of February, for revenues to be in line with those of last year. Concurrently, the Company is not expected to be profitable on an EBIT basis over the course of this year. Nevertheless, Management continues to expect a year-on-year improvement in earnings due to progress made in cost savings and restructuring.

Financial Statements

The 9M/2014 results presentation will be available at http://www.aixtron.com/en/investors/ir-presentation. The consolidated financial statements (statement of financial position, income statement, cash flow statement, statement of changes in equity) relating to this press release are available at http://www.aixtron.com/en/investors/financial-reports/ as part of AIXTRON's quarterly financial report for the first nine months of 2014.

Investor Conference Call

AIXTRON will host a financial analyst and investor conference call on Tuesday, October 28, 2014, 3:00 p.m. CET (7:00 a.m. PDT, 10:00 a.m. EDT) to review the first nine months 2014 results. From 2:45 p.m. CET (6:45 a.m. PDT, 9:45 a.m. EDT) you may dial in to the call at +49 (69) 247501-899 or +1 (212) 444-0296. Please note that Europe has already switched back from Daylight Savings Time to Standard Time resulting in 1 hour less time difference for example compared to the U.S. A conference call audio replay or a transcript of the conference call will be available at http://www.aixtron.com/en/investors/dates/conference-call/ following the conference call.

Contact:

Guido Pickert
Investor Relations and Corporate Communications
T: +49-2407-9030-444
F: +49-2407-9030-445
invest@aixtron.com

For further information on AIXTRON SE (FSE: AIXA, ISIN DE000A0WMPJ6; NASDAQ: AIXG, ISIN US0096061041) please consult our website at: www.aixtron.com.

Forward-Looking Statements

This document may contain forward-looking statements regarding the business, results of operations, financial condition and earnings outlook of AIXTRON within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as "may", "will", "expect", "anticipate", "contemplate", "intend", "plan", "believe", "continue" and "estimate" and variations of such words or similar expressions. These forward-looking statements are based on our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual results and trends may differ materially from those reflected in our forward-looking statements. This could result from a variety of factors, such as actual customer orders received by AIXTRON, the level of demand for deposition technology in the market, the timing of final acceptance of products by customers, the condition of financial markets and access to financing for AIXTRON, general conditions in the market for deposition plants and macroeconomic conditions, cancellations, rescheduling or delays in product shipments, production capacity constraints, extended sales and qualification cycles, difficulties in the production process, the general development in the semi-conductor industry, increased competition, fluctuations in exchange rates, availability of public funding, fluctuations and/or changes in interest rates, delays in developing and marketing new products, a deterioration of the general economic situation and any other factors discussed in any reports or other announcements filed by AIXTRON with the U.S. Securities and Exchange Commission. Any forward-looking statements contained in this document are based on current expectations and projections of the executive board and on information currently available to it and are made as at the date hereof. AIXTRON undertakes no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, unless expressly required to do so by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON SE

Date:	October 28, 2014	By:	/s/ Martin Goetzeler
		Name:	Martin Goetzeler
		Title:	President and CEO